March 26, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 9

Dear Ms. Dubey:

Thank you for your telephonic comments on February 27, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on April 7, 2015. Throughout this response letter, the Virtus Long Short Equity Fund is referred to as the “Long Short Fund,” and the Virtus Multi-Strategy Target Return Fund is referred to as the “Multi-Strategy Fund.”

Comment 1.              Page 1, Fees and Expenses. (Applies to both funds.) Prior to effectiveness, please provide a fully populated Fees and Expenses table and Example table so that the Staff may review.

Response 1.              Please see Appendix A to this response letter.

Comment 2.              Page 1, Fees and Expenses. (Applies to both funds.) Please revise the caption in the second line of the Annual Fund Operating Expenses table to read “Distribution and Service (12b-1) Fees.”

Response 2.              We have made the requested revision.

Comment 3.              Page 1, Fees and Expenses. (Applies to both funds.) Please remove the footnote marker (b) from the “Total Annual Fund Operating Expenses After Expense Reimbursement” line. Per Instruction 6(a) to Item 3, this notation is only allowed for the “Other Expenses” line.

Response 3.              We have made the requested revision.

Comment 4.              Page 1, Fees and Expenses. (Applies to both funds.) Regarding the expense limitation agreement referenced in footnote (c), please confirm that this agreement will be filed as an exhibit to the registration statement.

Response 4.              We hereby confirm that the referenced expense limitation agreement will be filed as an exhibit to the funds’ registration statement in a subsequent post-effective amendment.

Comment 5.              Page 1, Fees and Expenses. (Applies to both funds.) In the disclosure preceding the Example table, please clarify that the effects of the expense limitation agreement are included for only the one year period.

Securities distributed by VP Distributors, LLC

Response 5.              We revised the disclosure to indicate that the effects of the expense limitation agreement are included for the contractual period.

Comment 6.              Page 2, Principal Investment Strategies, second sentence. (Long Short Fund) Regarding the disclosure that the fund may invest in “derivatives or other strategic instruments with similar economic characteristics,” please supplementally advise how these investments will be valued for purposes of the fund’s 80% test (equity securities). Please also confirm that any such instruments will not be valued based on notional amount.

Response 6.              The fund intends that derivatives will be valued for purposes of calculating compliance with its 80% test in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines. We confirm that the fund’s investments in derivatives will not be valued based on the notional amount for purposes of calculating compliance with its 80% test.

Comment 7.              Page 2, Principal Investment Strategies, second sentence. (Long Short Fund) Regarding the term “strategic instruments,” please clarify what is meant by the term and provide examples.

Response 7.              We have revoked the term “strategic” from the referenced disclosure and have included a reference to the derivative instruments described in the subsequent paragraphs.

Comment 8.              Page 2, Principal Investment Strategies, third sentence. (Long Short Fund.) Regarding the disclosure that the fund will invest in convertible securities, if these are to include “contingent convertible securities,” please supplementally advise to what degree the fund will invest in such securities. (Note: “Contingent convertible securities” are bonds issued by European banks and which convert automatically under certain circumstances.)

Response 8.              The fund could potentially invest up to 20% of its assets in convertible securities, a portion or all of which may be contingent convertible securities.

Comment 9.              Page 2, Principal Investment Strategies, third sentence. (Long Short Fund) Regarding the disclosure that the fund will invest in convertible securities, the Staff advises that only convertible securities that are “in the money” at time of investment can be counted for purposes of the fund’s 80% test. Please confirm supplementally that the fund will comply.

Response 9.              The fund will count only those convertible securities that are “in the money” at time of investment for purposes of the fund’s 80% test.

Comment 10.              Page 2, Principal Investment Strategies, third sentence. (Long Short Fund) Please remove the qualifier “without limitation” and provide in the list of securities all equity securities that will be counted for purposes of the fund’s 80% test.

Response 10.              We have made the requested revision.

Comment 11.              Page 2, Principal Investment Strategies, third sentence. (Long Short Fund) Regarding the disclosure that the fund will invest in pooled investment vehicles, please disclose supplementally whether this includes unregistered investments. (Depending on your response, the Staff may have additional comments.) Also, please consider whether the fund’s investment in such vehicles would require it to include acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Response 11.              The fund does not anticipate investing in unregistered pooled investment vehicles. We have considered the degree to which the fund is anticipated to invest in pooled investment vehicles and have determined that the estimated expenses associated with such investments will not be at a level requiring separate disclosure in the Annual Fund Fees and Expenses table.

Comment 12.              Page 2, Principal Investment Strategies, third sentence. (Long Short Fund) In light of the disclosure that the fund will invest in master limited partnerships, please add corresponding risk disclosure to the “Principal Risks” section.

Response 12.              We have added the requested disclosure.

Comment 13.              Page 2, Principal Investment Strategies, second paragraph. (Long Short Fund) In light of the disclosure that the fund will invest in bank debt, please add corresponding risk disclosure to the “Principal Risks” section.

Response 13.              We have revised the reference to read “bank loans” and have added corresponding risk disclosure.

Comment 14.              Page 2, Principal Investment Strategies, second paragraph. (Long Short Fund) Regarding the disclosure that the fund will invest in “high-yield/high-risk securities,” please add a reference to “junk bonds.”

Response 14.              We have added the requested disclosure.

Comment 15.              Page 2, Principal Investment Strategies, fourth paragraph. (Long Short Fund) Regarding the disclosure that the fund “expects to maintain significant short positions,” please disclose if there is an upper limit on such positions. If none, so disclose.

Response 15.              We have added the requested disclosure.

Comment 16.              Page 2, Principal Investment Strategies, sixth paragraph. (Long Short Fund) Regarding the disclosure that the fund will invest in total return swaps, please acknowledge supplementally the segregation requirements associated with such investments and the fact that the Staff could, in the future, issue additional guidance regarding derivatives, including total return swaps, which could impact the fund’s operations.

Response 16.              We hereby so acknowledge.

Comment 17.              Page 2, Principal Investment Strategies, sixth paragraph. (Long Short Fund) Regarding the disclosure that there is no limit to the amount of the fund’s assets that may be invested in derivative instruments, please advise supplementally how the fund will satisfy its 80% test (equity securities) since derivatives are often valued at $0.

Response 17.              This statement is not intended to indicate that the fund will not comply with its policies and limitations, but to make clear that the portfolio managers are not otherwise restricted in their use of derivatives. We additionally note that various derivatives are expected to be valued at the mark to market, which will often not be $0.

Comment 18.              Page 6, Principal Investment Strategies. (Multi-Strategy Fund) Please provide more detail surrounding the fund’s principal investment strategies. For instance, will it invest in foreign securities? Emerging markets securities? Junk bonds?

Response 18.              We have added additional detail to this section as requested.

Comment 19.              Page 6, Principal Investment Strategies, second sentence. (Multi-Strategy Fund) Regarding the disclosure that the fund will invest in pooled investment vehicles, please disclose supplementally whether this includes unregistered investments. (Depending on your response, the Staff may have additional comments.) Also, please consider whether the fund’s investment in such vehicles would require it to include acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Response 19.              The fund does not anticipate investing in unregistered pooled investment vehicles. We have considered the degree to which the fund is anticipated to invest in pooled investment vehicles and have determined that the estimated expenses associated with such investments will not be at a level requiring separate disclosure in the Annual Fund Fees and Expenses table.

Comment 20.              Page 6, Principal Investment Strategies, second paragraph, second sentence. (Multi-Strategy Fund) Please revise the disclosure stating that the fund will invest in bonds “across the full spectrum of credit sectors” to portray the concept of credit quality using Plain English, as required.

Response 20.              We have made the requested revision.

Comment 21.              Page 6, Principal Investment Strategies, second paragraph, fourth sentence. (Multi-Strategy Fund) Regarding the disclosure that the fund may be “concentrated in a particular market sector,” please consider whether the fund will be “concentrated” as that term is defined in the 1940 Act.

Response 21.              Although the fund may focus its investments in a particular market sector or sectors, it does not expect to invest more than 25% of its assets in any particular industry or group of industries and will therefore not be “concentrated.” In order to avoid any suggestion of concentration, however, we have changed the referenced disclosure to use the term “focused” instead of “concentrated.”

Comment 22.              Page 6, Principal Investment Strategies, third paragraph, first sentence. (Multi-Strategy Fund) Regarding the disclosure that the fund may “take both long and synthetic short positions,” please clarify what is meant by “synthetic short positions.”

Response 22.              We have clarified the referenced disclosure.

Comment 23.              Page 6, Principal Investment Strategies, fourth paragraph, first sentence. (Multi-Strategy Fund) Regarding the disclosure that the “subadviser picks strategies,” please identify the strategies that will be used to manage the fund. (Refer to Item 4(a) of Form N-1A and Rule 35(d).

Response 23.              We believe the fund’s investment strategies are appropriately described in this section; however, we have revised the referenced disclosure to state that the subadviser selects “investment opportunities.”

Comment 24.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Commodity Pool Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 24.              We have added the requested disclosure.

Comment 25.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Convertible Securities Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 25.              We have added the requested disclosure.

Comment 26.              Page 2, Principal Investment Strategies, third sentence. (Applies to Multi-Strategy Fund.) If the fund will invest in convertible securities and if these will include “contingent convertible securities,” please supplementally advise to what degree the fund will invest in such securities. (Note: “Contingent convertible securities” are bonds issued by European banks and which convert automatically under certain circumstances.)

Response 26.              The fund could potentially invest up to 50% of its assets in convertible securities, a portion or all of which may be contingent convertible securities.

Comment 27.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Depositary Receipts Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 27.              We have added the requested disclosure.

Comment 28.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Emerging Market Investing Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 28.              We have added the requested disclosure.

Comment 29.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Exchange-Traded Funds (ETFs) Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 29.              We have added the requested disclosure.

Comment 30.              Page 6, Principal Risks. (Multi-Strategy Fund) In light of the fund’s intention to invest in ETFs, please consider whether the fund’s investment in such instruments would require it to include acquired fund fees and expenses in the Annual Fund Operating Expenses table.

Response 30.              We have considered the degree to which the fund is anticipated to invest in ETFs and have determined that the estimated expenses associated with such investments will not be at a level requiring separate disclosure in the Annual Fund Fees and Expenses table.

Comment 31.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Foreign Investing Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 31.              We have added the requested disclosure.

Comment 32.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure “Non-Diversification Risk,” please revise to disclose the fact that the fund’s ability to invest a greater percentage of its assets in any given security creates additional risk.

Response 32.              We have made the requested revision.

Comment 33.              Page 6, Principal Risks. (Multi-Strategy Fund) Regarding the disclosure for “Portfolio Turnover Risk,” please add corresponding disclosure about active and frequent trading to the Principal Investment Strategies.

Response 33.              We have added the requested disclosure.

Comment 34.              Page 9, More Information About Fund Expenses. The Staff advises that recapture of previously reimbursed and/or waived expenses is permitted only if such recapture does not cause the fund to exceed the expense limit in effect at the time of the original waiver or reimbursement. Please revise your disclosure accordingly.

Response 34.              We have made the requested revision.

Comment 35.              Regarding Item 9 disclosure, please conform this disclosure for all comments given on the Item 4 disclosure, as appropriate. (Applies to both funds.)

Response 35.              We have made the requested revisions.

Comment 36.             Page 20, Management of the Fund, Portfolio Management. The Staff notes that if there is only one portfolio manager for a given fund, the phrase “are jointly and primarily responsible” requires revision to remove the reference to “jointly.”

Response 36.              We have revised the referenced disclosure as appropriate.

Comment 37.              Page 24, Pricing of Fund Shares, first paragraph. Please revise the disclosure to reference the term “net asset value” as required by Item 11(a)(1) of Form N-1A.

Response 37.              We have made the requested revision.

Comment 38.             Page 26, Sales Charges, Class A Shares. Since this prospectus is for Virtus Long Short Equity Fund and Virtus Multi-Sector Target Return Fund only, please consider removing references to other funds.

Response 38.              As we discussed on our call, upon the fund’s effectiveness, all prospectus and SAI disclosure concerning the funds will be combined into the multi-fund statutory prospectus and SAI covering all of the funds of Virtus Alternatives Solutions Trust. Once combined, certain of such references would be appropriate in the context of the prospectus and SAI covering multiple funds. Additionally, in an effort to conform sales charge disclosure across all funds in the Virtus fund complex, we will continue to include certain references to other funds that are not offered in this registration statement. Neither of the funds will have a stand-alone statutory prospectus or SAI at this time; if at some later date the funds were to have stand-alone statutory prospectuses and/or SAIs, we would be sure to remove such references.

Comment 39.              Page 34, Things You Should Know When Selling Shares. Please include disclosure to the effect that redemption requests will be processed at NAV as required by Item 11(a)(2).

Response 39.              The referenced disclosure was inadvertently omitted from the fund’s 485A filing, but is standard in other of our prospectuses. We have added the requested disclosure to the section “How to Sell Shares,” immediately preceding the section “Things You Should Know When Selling Shares.”

Comment 40.              Page 36, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 40.              Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 41.              SAI, Page 1. Please conform date references between the SAI and the statutory prospectus.

Response 41.              We have made the appropriate revisions.

Comment 42.              SAI, Page 47, More Information About Fund Investment Strategies and Related Risks, Credit Default Swap Agreements, second paragraph. Please disclose that if the fund buys credit default swaps, it will segregate amounts equal to the premium payments owed and any prepayment penalties to cover its obligations.

Response 42.      We have added the requested disclosure.

Comment 43.              SAI, Page 63, More Information About Fund Investment Strategies and Related Risks, Short Sales. Please add disclosure to describe required asset coverage for short sales. (For guidance, you may refer to the Dreyfus no action letter issued on June 22, 1987 and the Robertson Stephens no action letter issued on August 24, 1995.)

Response 43.              We have added the requested disclosure.

Comment 44.              SAI, Page 67, Investment Limitations, #7. Please resolve the apparent discrepancy between the statement here that the Multi-Strategy Fund will not purchase or sell commodities or commodity contracts and the fact that it may be considered a commodity pool as disclosed in its prospectus.

Response 44.              In response to Comment #24, we have added disclosure to the effect certain of the derivatives in which the fund invests may be considered commodity interests and therefore subject the fund to regulation as a commodity pool. We believe this disclosure removes any perceived conflict with Investment Limitation #7.

Comment 45.              SAI, Page 68, Management of the Trust. Please add disclosure regarding the Trustees’ ownership of fund and complex shares as required by Item 17(b)(4) of Form N-1A.

Response 45.              We note that the referenced information for the Trust’s fiscal period ended October 31, 2014 was not available at the time of our 485A filing; we have since added the required disclosure.

Comment 46.              SAI, Page 68, Management of the Trust. In the table showing trustee information, please separate the independent trustees from the interested trustees, as required.

Response 46.              We have added the missing captions to the table to distinguish the independent trustees from the sole interested trustee.

Comment 47.              SAI, Page 69, Management of the Trust, Leadership Structure and the Board of Trustees. Please add disclosure concerning the number of meetings for each committee, as required.

Response 47.              We note that the referenced information for the Trust’s fiscal period ended October 31, 2014 was not available at the time of our 485A filing; we have since added the required disclosure.

Comment 48.              SAI, Page 75, Investment Advisory and Other Services, Administrator. Please add disclosure concerning the amount of fees paid in the prior fiscal period, as required.

Response 48.              We note that the referenced information for the Trust’s fiscal period ended October 31, 2014 was not available at the time of our 485A filing; we have since added the required disclosure.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

Virtus Long Short Equity Fund
Investment Objective
The fund has an investment objective of total return.
Fees and Expenses
The tables below illustrate all fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Funds. More information about these and other discounts is available from your financial advisor and under “Sales Charges” on page [__] of the fund’s prospectus and “Alternative Purchase Arrangements” on page [__] of the fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	1.50%	1.50%	1.50%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses
Dividends on short sales and interest expense	0.26%	0.26%	0.26%
Remainder of Other Expenses	1.51%	1.51%	1.51%
Total Other Expenses(b)	1.77%	1.77%	1.77%
Total Annual Fund Operating Expenses	3.52%	4.27%	3.27%
Less: Expense Reimbursement(c)	(1.16)%	(1.16)%	(1.16)%
Total Annual Fund Operating Expenses After Expense Reimbursement (c)	2.36%	3.11%	2.11%

(a)
  The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)
  Estimated for current fiscal year, as annualized.
(c)
  The fund's investment adviser has contractually agreed to limit the fund's total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) so that such expenses do not exceed 2.10% for Class A Shares, 2.85% for Class C Shares and 1.85% for Class I Shares through February 28, 2017. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.
Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes an investment of $10,000 in the fund for the time periods indicated. It shows your costs if you sold your shares at the end of the period or continued to hold them. The example also assumes that your investment has a 5% return each year, that the fund’s operating expenses remain the same and that the expense limitations are in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held	$800	$1,384
Class C	Sold	$414	$1,079
	Held	$314	$1,079
Class I	Sold or Held	$214	$783

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. As of the date of this prospectus, the fund has not commenced operations; therefore, portfolio turnover information for the fund is not shown here.

Virtus Multi-Strategy Target Return Fund
Investment Objective
The fund has an investment objective of long-term total return
Fees and Expenses
The tables below illustrate all fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Funds. More information about these and other discounts is available from your financial advisor and under “Sales Charges” on page [__] of the fund’s prospectus and “Alternative Purchase Arrangements” on page [__] of the fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	1.30%	1.30%	1.30%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(b)	0.71%	0.71%	0.71%
Total Annual Fund Operating Expenses	2.26%	3.01%	2.01%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.46)%	(0.46)%	(0.46)%
Total Annual Fund Operating Expenses After Expense Reimbursement(c)	1.80%	2.55%	1.55%

(a)
  The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)
  Estimated for current fiscal year, as annualized.
(c)
  The fund's investment adviser has contractually agreed to limit the fund's total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) so that such expenses do not exceed 1.80% for Class A Shares, 2.55% for Class C Shares and 1.55% for Class I Shares through February 28, 2017. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.
Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes an investment of $10,000 in the fund for the time periods indicated. It shows your costs if you sold your shares at the end of the period or continued to hold them. The example also assumes that your investment has a 5% return each year, that the fund’s operating expenses remain the same and that the expense limitations are in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held	$747	$1,155
Class C	Sold	$358	$842
	Held	$258	$842
Class I	Sold or Held	$153	$529

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. As of the date of this prospectus, the fund has not commenced operations; therefore, portfolio turnover information for the fund is not shown here.